1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Science-Based Industrial Park,
Hsin-Chu, Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Reports Third Quarter EPS of NT$1.15
Hsin-Chu, Taiwan, R.O.C., October 25, 2007 — TSMC today announced consolidated revenue of NT$88.96 billion, net income of NT$30.37 billion, and diluted earnings per share of NT$1.15 (US$0.17 per ADS unit) for the third quarter ended September 30, 2007.
Year-over-year, third quarter revenue increased 7.9% while net income and diluted EPS decreased 6.5% and 6.6%, respectively. On a sequential basis, third quarter results represent an 18.7% increase in revenue, and an increase of 19.2% both in net income and in diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.
Due to stronger than expected demand overall from our customers, third quarter results exceeded the guidance given on July 26. Advanced process technologies (0.13-micron and below) accounted for 56% of wafer revenues with 90-nanometer process technology accounting for 27% and 65-nanometer reaching 7% of total wafer sales. Gross margin was 45.8%, operating margin was 36.4%, and net margin was 34.1%.
“Third quarter set a record for our business in terms of revenues and wafer shipment, where all our three major market segments (communication, computer, and consumer) saw double-digit growth sequentially, ” said Lora Ho, VP and Chief Financial Officer of TSMC. “For the fourth quarter, we expect the demand from computer related applications to grow the strongest, followed by communication related applications, whereas consumer applications will decline, following their seasonal pattern,” said Ho. “Based on our current business outlook, management’s expectations for fourth quarter 2007 performance are as follows”:
•	Revenue is expected to be between NT$92 billion and NT$94 billion;
•	Gross profit margin is expected to be between 46% and 48%;
•	Operating profit margin is expected to be between 37% and 39%.
#   #   #

TSMC’s 2007 third quarter consolidated results :

	(Unit: NT$ million, except for EPS)
	3Q07		3Q06		YoY	2Q07		QoQ
	Amount*		Amount		Inc. (Dec.) %	Amount		Inc. (Dec.) %
Net sales	88,955		82,476		7.9	74,918		18.7
Gross profit	40,724		41,132		(1.0)	32,180		26.6
Income from operations	32,353		33,632		(3.8)	24,734		30.8
Income before tax	34,218		34,663		(1.3)	28,024		22.1
Net income	30,370		32,489		(6.5)	25,484		19.2
EPS(NT$)	1.15	**	1.23	***	(6.6)	0.96	****	19.2

*	2007 third quarter figures have not been approved by Board of Directors

**	Based on 26,410 million weighted average outstanding shares

***	Based on 26,395 million weighted average outstanding shares

****	Based on 26,409 million weighted average outstanding shares

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho	Mr. J.H. Tzeng	Mr. Richard C.Y. Chung
Vice President and CFO	Deputy Director, PR Department, TSMC	Technical Manager, TSMC
Tel: 886-3-566-4602	Tel: 886-3-505-5028	Tel: 886-3-505-5038
	Mobile: 886-928-882607	Mobile: 886-911-258751
	Fax: 886-3-567-0121	Fax: 886-3-567-0121
	E-Mail: jhtzeng@tsmc.com	E-Mail: cychung@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 25, 2007	By	/s/ Lora Ho

Lora Ho
Vice President & Chief Financial Officer